INFORMATION STATEMENT
PURSUANT TO RULE 14(f)1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

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iRV, INC.
5455 Spine Road, Suite Mezzanine E
Boulder, Colorado 80301
(303) 527-2903

SEC File Number: 0-19949
Date: July 31, 2002

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Background

     iRV, Inc. (the "Company" or "iRV") on March 25, 2002 entered into an Agreement and Plan of Reorganization ("the "Agreement") whereby the Company would acquire not less than 80% of the issued and outstanding shares of common stock of Scarab Systems, Inc. ("Scarab Systems") and 82,500,000 shares of the Company's common stock would be issued to the shareholders of Scarab Systems, pro rata. Scarab Systems is a recently-formed company, based in Vancouver, British Columbia, which provides marketing and payment solution services with applications in e-commerce and point-of-sale purchasing. This includes the distribution of the rechargeable stored value card-based payments systems. Assuming the transaction is completed, the Company will have 96,647,903 shares outstanding; thus, the shares of common stock of the Company to be issued to the shareholders of Scarab Systems would represent 85.4% of the outstanding shares of common stock. Pursuant to the Agreement, at closing the current directors of the Company are to appoint as new directors of the Company two individuals designated by Scarab Systems and thereupon the current directors are to resign. Following is information concerning the proposed change in directors of iRV, Inc.:

New Directors Designated By Scarab Systems, Inc.

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     Thomas E. Mills, age 34, has been President and CEO of Scarab Systems, Inc. since its inception, October 8, 2001.

     Mr. Mills was employed as an associated lawyer with the law firm of Danks & Company in Vancouver, British Columbia, from 1997 to 1998, where he practiced in the area of Entertainment Law including all aspects of production, finance and distribution of filmed entertainment. From 1998 to 2000, Mr. Mills was employed as an associated lawyer by the law firm of McRae, Holmes & King in Vancouver, British Columbia, conducting corporate-commercial litigation. From 2000 to 2002, Mr. Mills served as general counsel to Healthnet International, Inc., a public company with shares quoted on the OTC:BB. Prior to becoming a lawyer, Mr. Mills acted as a consultant to the human resources department of ICI Canada Inc., an international chemical corporation.

     Mr. Mills obtained his Bachelor of Arts from the University of Waterloo in 1992, with an emphasis on management and organizational behavior. In 1996, Mr. Mills earns a Bachelor of Laws degree from the University of British Columbia. He was subsequently called to the Bar of British Columbia in 1997 and remains a practicing member.

     Lou Hilford, age 57, joined the Board of Directors of Scarab Systems, Inc. on July 15, 2002. For the past several years, he has been President and CEO of a full service North American gaming consulting company, he has specialized in casino, bingo and card room design and marketing, government relations and gaming legislation, tribal/first nations gaming and the horse racing industry. Prior to starting his own consulting business, he worked with Cadbury's of Canada to develop their first fundraising program. He next assisted a California company, Business and Industry Consultants of San Francisco, to pioneer the use of facsimile transmission for business. His efforts with Harlan Fairbanks, a western Canada company engaged in the sales, manufacture and distributing of confectionery products contributed to an increase in their revenue from an average of $340,000 to an average of $1,100,000 per month.

     Mr. Hilford has served as an officer of public and private companies such as Network Gaming International of Vancouver and Jester Games International of Las Vegas, Nevada. His success has led to a number of public speaking engagements at world gaming conferences throughout North America.

     Some of Mr. Hilford's most recent projects include the design and development of high speed linked and networked bingo for the brick and mortar gaming industry, game and market analysis for internet casinos. He helped to create the British Columbia Association for Charitable Gaming, and the B.C. Association for Problem Gambling.

Current Directors And Executive Officers Of iRV, Inc.

     Set forth below are all directors and executive officers of iRV, Inc. Officers serve at the pleasure of the Board of Directors.

     Dr. Robert A. Scott, 62, is the President of Adelphi University, Garden City, New York. He has held this position for approximately for two years. Prior to this he was the President of Ramapo College, a position he has held since 1985.

     From 1979 to 1985, he served as Assistant Commissioner and Director of Academic Affairs for the Indiana Commission for Higher Education, where he was responsible for the coordination of statewide higher education strategic planning for both public and private institutions.

     Dr. Scott is a member of the Board of Directors of the Long Island Association, Inc. and Sylkworks, Inc.

     Dr. Scott received his BA from Bucknell University and his Ph.D. in Sociology and Organizational Ethnography from Cornell University.
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     Clifford Thygesen, 66, is the Interim President of iRV, Inc. He was President of American Educational Products, Boulder, Colorado until 2001. He has held this position since 1996. He served as its Executive Vice-President from 1986-1992. The Company traded on NASDAQ under the symbol "AMEP." He also serves on the Board of Directors for multiple other publicly traded entities.

     Previously, Mr. Thygesen had been the Vice-President of Ithaca Gun Company, a manufacturer of high quality firearms and then President of Alpine Designs, a manufacturer of outdoor backpacking and hunting equipment.

     Mr. Thygesen graduated from The University of Illinois in 1966.

Key Personnel

     Frank L. Jennings is iRV, Inc.'s principal accounting and financial officer. He has been employed by iRV since 2001 and previously was employed as Chief Financial Officer of American Educational Products, Inc., Boulder, Colorado. He is a graduate of Colorado State University with a degree in accounting.

Board of Directors Action

     During the year ended March 31, 2002, the Board of Directors did not meet but acted by unanimous consent on five (5) occasions.

Executive Compensation

     The following tables and discussion set forth information with respect to all plan and non-plan compensation awarded to, earned by or paid to the Chief Executive Officer ("CEO"), and the Company's four (4) most highly compensated executive officers other than the CEO, for all services rendered in all capacities to the Company and its subsidiaries for each of the Company's last three (3) completed fiscal years; provided, however, that no disclosure has been made for any executive officer, other than the CEO, whose total annual salary and bonus does not exceed $100,000.

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TABLE 1
SUMMARY COMPENSATION TABLE
					Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen- sation	Restricted Stock Awards	Options / SARs	LTIP Payouts	All Other Compen- sation
Clifford C. Thygesen Interim President	2002	-0-	-0-	-0-	200,000	-0-	-0-	-0-
John Deufel (2) CEO and President	2001	$63,000	-0-	-0-	100,000	50,000	-0-	$117,000

       No executive officer received greater than $100,000 in salary during the fiscal years ended March 31, 2002 or 2001.
(1)

No executive officer received greater than $100,000 in salary during the fiscal years ended March 31, 2002 or 2001. Furthermore, no executive officer received perquisites and other personal benefits, which, in the aggregate, exceeded the lesser of either $50,000 or 10% of the total of annual salary and bonus paid during the respective fiscal years.

(2)	Mr. Deufel resigned during 2000.
(3)

Messrs. Thygesen (Interim President) and Jennings (Chief Financial Officer) provided executive services to the Company through their management company, Gunpark Management, LLC. For those services during fiscal 2002, Gunpark Management, LLC was issued 400,000 shares of common stock. Messrs. Thygesen and Jennings are each 50% members of that entity.

Employment Matters

     In June 2000, iRV, Inc.'s chief executive officer and president, John Deufel, resigned from his positions as an officer and director of the Company. The resignation was mutually agreed upon by Mr. Deufel and iRV, Inc. Under the settlement agreement reached between the parties, Mr. Deufel immediately ceased performing all duties for iRV, Inc. in all capacities and agreed not to divulge proprietary information. In addition, Mr. Deufel received cash compensation of $63,000, including $8,000 designated as salary in arrears, plus his company car valued at $12,000, plus his company cell phone and his company computer valued at $3,000. Mr. Deufel was also the beneficiary of 100,000 shares of free-trading common stock of the Company transferred to him by a shareholder. He received 50,000 shares of restricted common stock and options to purchase an additional 50,000 shares of common stock at an exercise price of $1.00 per share.

iRV, Inc. 2000 Equity Incentive Plan

     In February 2000, the Board of Directors authorized, and in March 2000, our stockholders approved, the 2000 Equity Incentive Plan for our executive and other employees, plus a limited number of outside consultants and advisors. Under the Equity Incentive Plan, our employees, outside consultants and advisors may receive awards of non-qualified options and incentive options, stock appreciation rights or restricted stock. A maximum of 3,000,000 shares of our common stock are subject to the Equity Incentive Plan. As of the date of this Memorandum, no stock appreciation rights or restricted stock has been granted under the Equity Incentive Plan, and options to purchase 300,000 shares of our common stock have been granted, including options to purchase 150,000 shares which have been granted to our non-employee directors. To date, no restricted shares have been issued pursuant to the Plan. The purpose of the Equity Incentive Plan is to provide employees, including our officers and employee directors, and non-employee consultants and advisors, with an increased incentive to make significant and extraordinary contributions to our long-term performance and growth, to join their interests with the interests of our shareholders, and to facilitate attracting and retaining employees of exceptional ability.

     The Equity Incentive Plan may be administered by the Board, or in the Board's sole discretion by the Compensation Committee of the Board or such other committee as may be specified by the Board to perform the functions and duties of the Committee under the Equity Incentive Plan. Subject to the provisions of the Equity Incentive Plan, the Committee and the Board shall determine, from those eligible to be participants in the Plan, the persons to be granted stock options, stock appreciation rights and restricted stock, the amount of stock or rights to be optioned or granted to each such person, and the terms and conditions of any stock option, stock appreciation rights and restricted stock.

     Under the Equity Incentive Plan, in the event there occurs a change of control of the company, all outstanding and unexercised options granted to our key employees, officers, directors and consultants will at once become immediately vested and exercisable. This provision of the Plan could deter suitors from seeking business combinations with us that might otherwise be beneficial to our shareholders.

     As of March 31, 2002, options to purchase 315,000 shares of common stock were outstanding with a weighted average exercise price of $1.27 per share.

     The following table sets forth certain information concerning the granting of incentive stock options during the last completed fiscal year to each of the named executive officers and the terms of such options:

TABLE 2
Option/SAR Grants in the Last Fiscal Year
Individual Grants
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date
Clifford C. Thygesen	50,000	33%	$.12	2003

     The following table sets forth certain information concerning the exercise of incentive stock options during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options on an aggregated basis:
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TABLE 3
Aggregated Option/SAR Exercises in Last Fiscal Year
and FY-End Option/SAR Values
Name	Shares Acquired on Exercise (#)	Value Realized(1) ($)	Number of Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End ($)(2) (3) Exercisable/ Unexercisable
Clifford C. Thygesen	-0-	-0-	50,000/-0-	0/0
(1)

Value Realized is determined by calculating the difference between the aggregate exercise price of the options and the aggregate fair market value of the Common Stock on the date the options are exercised.

(2)

The value of unexercised options is determined by calculating the difference between the fair market value of the securities underlying the options at fiscal year end and the exercise price of the options.

(3)	As of June 30, 2002, the fair market value of the securities underlying the options was less than the exercise price of the options.

Board Committees

     The Board appoints committees to help carry out its duties. In particular, board committees work on key issues in greater detail than would be possible at full board meetings. Each committee reviews the results of its meetings with the full board. The board has established the following committees.

Audit Committee

     The audit committee is currently composed of the following directors:

Mr. Clifford Thygesen
Dr. Robert A. Scott

     The Board of Directors has determined that the members of the audit committee are "independent" within the meaning of the National Association of Securities Dealers, Inc.'s listing standards. For this purpose, an audit committee member is deemed to be independent if he does not possess any vested interests related to those of management and does not have any financial, family or other material personal ties to management.

     The audit committee met on one occasion during fiscal 2000. The committee is responsible for accounting and internal control matters. The audit committee:
-	reviews with management, the internal auditors and the independent auditors policies and procedures with respect to internal controls;
-	reviews significant accounting matters;
-	approves the audited financial statements prior to public distribution;
-	approves any significant changes in accounting principles or financial reporting practices;
-	reviews independent auditor services; and
-	recommends to the board of directors the firm of independent auditors to audit our consolidated financial statements.

In addition to its regular activities, the committee is available to meet on all of the independent accountants, controller or internal auditor whenever a special situation arises.

Report of Audit Committee

     In connection with the preparation of the annual report on Form 10-KSB of iRV, Inc., the audit committee certified that it has:
-	reviewed and discussed the audited financial statements with management;
-	discussed with the Company's independent auditors the matters required to be discussed by the Statements of Auditing Standards 61;
-

received the written disclosures and the letter from the independent accountants required by the Independent Standards Board Standard No. 1, and has discussed with the independent accountant the independent account's independence; and

-

based on the review and discussions referred to above, the audit committee has recommended to the Board of Directors that the audited financial statements be included in the Company's annual report on Form 10KSB.

The Audit Committee

Dr. Robert A. Scott
Mr. Clifford Thygesen

Compensation Advisory Committee

     The compensation advisory committee is currently composed of the following directors:

Dr. Robert A. Scott
Mr. Clifford Thygesen

recommends to the Board of directors the compensation and cash bonus opportunities based on the achievement of objectives set by the compensation advisory committee with respect to our chairman of the board and president, our chief executive officer and the other executive officers;
-	administers our compensation plans for the same executives;
-	determines equity compensation for all employees;
-	reviews and approves the cash compensation and bonus objectives for the executive officers; and
-	reviews various matters relating to employee compensation and benefits

Board Compensation Advisory Committee Report on Executive Compensation

     The compensation advisory committee of the board of directors consist of two directors, Dr. Scott and Mr. Thygesen. The committee has the responsibility to recommend to the board guidelines for administrating our stock compensation program, and the compensation for our executive officers. The primary function of the committee is to ensure our compensation program is consistent with our values and aligned with the business strategy and goals.

     The committee believes the compensation levels of our executives, who provide leadership and strategic direction, should consist of (1) base salaries that are, at a minimum, commensurate with executives of other comparable public companies and (2) periodic cash bonuses based on the achievement of specific objectives. These objectives are usually tied to a percentage of our profitability. The chief financial officer's cash bonus is at the discretion of the board and, if awarded, will be a percentage of the executive's base salary.

     The committee also believes it should provide executive officers with significant stock-based incentive compensation, which increases in value in direct correlation with improvement in our common stock price. Incentive or non-qualified stock options are granted upon appoint of the executive as an inducement for employment. Additional incentive or non-qualified stock options are granted to the executive if specific goals are achieved.

     Each of our executive officers are also eligible to participate in our benefit plans offered to all employees.

The Compensation Advisory Committee

Dr. Robert A. Scott
Mr. Clifford Thygesen

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of March 31, 2002 and as adjusted for the sale of option and warrant stock, the stock ownership of (i) each person known by the Company to be the beneficial owner of five (5%) percent or more of the Company's Common Stock, (ii) all Directors individually, (iii) all Officers individually, and (iv) all Directors and Officers as a group. Each person has sole voting and investment power with respect to the shares shown, except as noted.
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Title	Name & Address	Shares Beneficially Owned (7)
of Class	of Beneficial Owner	Number	Percent(1)
Common Stock	Clifford C. Thygesen (2) 5455 Spine Road, Mezz East Boulder, Colorado 80301	293,000	2.1%
Common Stock	Robert A. Scott(3) 55 Brompton Road Garden City, NY 11530	200,000	1.4%
Common Stock	Frank L. Jennings 5455 Spine Road, Suite Mezz. E Boulder, CO 80301	200,000	1.4%
Common Stock	Clifford L. Neuman (4) 1507 Pine Street Boulder, Colorado 80302	870,286	6.1%
Common Stock	Stephen G. Calandrella (5) 5373 N. Union Blvd., Suite 100 Colorado Springs, Colorado 80918	1,928,334	13.6%
Common Stock	All Officers and Directors as a Group (2 Persons)	693,000	5.0%
(1)

Shares not outstanding but beneficially owned by virtue of the individuals' right to acquire them as of the date of this Information Statement or within sixty days of such date, are treated as outstanding when determining the percent of the class owned by such individual.

(2)

Includes 43,000 common shares owned by Mr. Thygesen, plus 400,000 common shares owned by Gunpark Management LLC, an entity in which Mr. Thygesen has a 50% member's interest, plus non-qualified options exercisable to purchase 50,000 shares of common stock at an exercise price of $0.12 per share.

(3)

Includes non-qualified stock options exercisable to purchase 25,000 shares of the common stock at an exercise price of $3.88 per share plus non-qualified stock options exercisable to purchase 50,000 shares of common stock at an exercise price of $.12 per share granted as compensation for services as a outside director.

(4)

Includes 795,286 common shares owned by Mr. Neuman plus Non-Qualified Stock Options exercisable to purchase 25,000 shares of common stock at an exercise price of $3.88 per share granted as compensation for services as an outside director, and Non-Qualified Stock Options exercisable to purchase 50,000 shares of the company's common stock at $.12 per share granted as compensation for services as an outside director.

(5)

Includes 125,000 shares of Common Stock held of record by the Calandrella Family Foundations, as to which Mr. Calandrella serves as a member of the board of directors. Also includes 1,503,334 shares held in the name of The Rockies Fund, Inc., a business development company of which Mr. Calandrella is president and a director as to which Mr. Calandrella disclaims beneficial ownership.

(6)	Consists of 400,000 shares of common stock owned by Gunpark Management, LLC, an entity in which Mr. Jennings has a 50% member's interest.
(7)

Shares of stock that may be acquired via exercise of options or warrants are deemed to be owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.

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Certain Relationships and Related Transactions

     Through fiscal year 2001 The Rockies Fund, a business development company, as defined by the SEC Act of 1940, loaned iRV, Inc. approximately $445,000, including interest. This amount was converted into Class A Preferred Stock in December 2000. The debt was exchanged for 100,000 shares of preferred stock that was converted into 666,666 shares of common stock. In addition The Rockies Fund deposited $100,000 in a CD at Vectra Bank, Colorado Springs, CO to obtain a Letter of Credit on iRV's behalf. The Letter of Credit was necessary for iRV, Inc.'s wholly owned subsidiary, iRV - Knoxville, Inc. to obtain wholesale floor financing. That Letter of Credit was called and paid in full due to the Company's default under its floor plan financing. In October 2001, in recognition of all of the Company's indebtedness to The Rockies Fund, Inc., the Company agreed to issue to The Rockies Fund a promissory note in the amount of $180,000. The Rockies Fund assigned a portion of its interest in that note to third parties. The Rockies Fund then converted its interest in that note into 500,000 shares of common stock.

     Clifford L. Neuman, a former member of the Board of Directors, as well as iRV's legal counsel loaned iRV, Inc. $55,000. This money was used in the employment separation agreement between iRV, Inc. and John Deufel. The company only repaid $25,000 of this loan. Mr. Neuman converted the remaining $30,000 due and its associated interest into 21,200 shares of Class A Preferred Convertible Stock in December 2000. Mr. Neuman, in a private transaction, sold the preferred stock prior to the end of December 2000. In January of 2001 Mr. Neuman's law firm, Neuman & Drennen, converted the unpaid portion, approximately $71,434, of its legal bill into 595, 286 shares of restricted common stock.

     Mr. Thygesen has provided services as Interim President of iRV and Mr. Jennings has provided services as Chief Financial Officer of iRV through their management company, Gunpark Management, LLC. In compensation for those services, the Company issued to Gunpark Management 400,000 shares of restricted common stock in 2001.

 Registrant:	iRV, Inc.
Date: July 31, 2002 	By: /s/Clifford C. Thygesen Clifford C. Thygesen, Interim President